Mail Stop 3561

January 23, 2007

By Facsimile and U.S. Mail

Michael J. Newsome
Chief Executive Officer and Chairman
Hibbett Sporting Goods, Inc.
451 Industrial Lane
Birmingham, Alabama 35211

      Re: **Hibbett Sporting Goods, Inc.**
              Form 10-K for Fiscal Year Ended January 28, 2006
              Filed April 13, 2006
              Response Dated November 20, 2006
              File No. 0-20969

Dear Mr. Newsome:

      We have completed our review of your Form 10-K and have no further comments at this time.

                    Sincerely,

                    H. Christopher Owings
                    Assistant Director